Filed Pursuant to Rule 433
Registration No. 333-180218
February 12, 2013

NATIONAL FUEL GAS COMPANY

Final Term Sheet

February 12, 2013

Issuer:	National Fuel Gas Company

Security:	3.75% Notes due 2023

Size:	$500,000,000

Maturity:	March 1, 2023

Coupon (Interest Rate):	3.75% per annum

Yield to Maturity:	3.782%

Spread to Benchmark Treasury:	+180 basis points

Benchmark Treasury:	1.625% due November 15, 2022

Benchmark Treasury Yield:	1.982%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2013

Price to Public:	99.733%

Make-Whole Optional Redemption:	At any time prior to December 1, 2022 at a discount rate of Treasury plus 30 basis points

At Par Optional Redemption:	On or after December 1, 2022 (the date three months prior to the maturity date)

Trade Date:	February 12, 2013

Settlement Date:	February 15, 2013

CUSIP:	636180 BL4

Ratings:	Baa1/BBB/BBB+ (Moody’s / S&P / Fitch)*

Joint Book-Running Managers:	J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC HSBC Securities (USA) Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated. PNC Capital Markets LLC RBS Securities Inc. BNY Mellon Capital Markets, LLC** CIBC World Markets Corp. Comerica Securities, Inc.

Conflict of Interest:	An affiliate of J.P. Morgan Securities LLC is a holder of short-term debt that National Fuel Gas Company intends to repay using the net proceeds of this offering. As a consequence, J.P. Morgan Securities LLC, through its affiliate, is expected to receive more than 5% of the net proceeds of this offering, and accordingly is deemed to have a conflict of interest under FINRA Rule 5121. As a result, the Underwriters will conduct the distribution of the Notes in accordance with FINRA Rule 5121 and J.P. Morgan Securities LLC will not confirm sales to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	The Bank of New York Mellon, an affiliate of BNY Mellon Capital Markets, LLC, is the trustee under the indenture.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC, U.S. Bancorp Investments, Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, U.S. Bancorp Investments, Inc. at 877-558-2607 or Wells Fargo Securities, LLC at 1-800-326-5897.